UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL Resources Inc.
Retirement Savings Plus Plan

Financial Statements and Supplemental Schedules
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

AGL Resources Inc.
Retirement Savings Plus Plan
Table of Contents
	Page(s	)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits As of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2014	3

Notes to Financial Statements	4–13
Supplemental Schedules
Schedule H, line 4(a) – Schedule of Delinquent Participant Contributions As of December 31, 2014	15

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) As of December 31, 2014	16

Signature	17
Exhibit Index	18

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
AGL Resources, Inc. Retirement Savings Plus Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the AGL Resources, Inc. Retirement Savings Plus Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2014 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Atlanta, Georgia
June 25, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

AGL Resources Inc.
Retirement Savings Plus Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013
	2014	2013
Assets:
Investments, at fair value:
Registered investment companies	$422,873,648	$384,314,254
AGL Resources Inc. common stock	152,474,113	137,043,390
Collective trust	61,619,172	67,337,543
Total investments	636,966,933	588,695,187

Receivables:
Notes receivable from participants	13,026,673	11,727,318
Employer contributions	1,226,028	980,630
Due from broker for securities sold	76,588	13,251
Participant contributions	-	503
Total receivables	14,329,289	12,721,702

Accrued Interest	20,883	20,841

Net assets reflecting investments at fair value	651,317,105	601,437,730

Adjustment from fair value to contract value for the fully benefit-responsive investment contracts	(1,082,404)	(814,877)

Net assets available for benefits	$650,234,701	$600,622,853

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

Additions:
Investment income:
Net appreciation in fair value of investments	$34,384,626
Dividends from registered investment companies	16,734,532
Dividends from AGL Resources Inc. common stock	4,807,168
Total investment income	55,926,326

Interest income on notes receivable from participants	511,346

Contributions:
Participant	22,591,296
Employer	13,563,241
Rollover	1,541,700
Total contributions	37,696,237

Total additions	94,133,909

Deductions:
Benefits paid to participants	(45,595,591)
Administrative expenses	(240,254)
Total deductions	(45,835,845)

Net increase before transfers in from other plan	48,298,064

Net transfers in from other plan	1,313,784

Net increase after transfers in from other plan	49,611,848

Net assets available for benefits:

Beginning of year	600,622,853

End of year	$650,234,701

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

1.	Plan Description

The following description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “RSP Plan” or “Plan”) is provided for general information.  Participants should refer to the RSP Plan agreement for a more complete description of the RSP Plan’s provisions.

General
The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Generally, all regular full-time and part-time employees are eligible to participate in the Plan after receiving their first paycheck or reaching age 18, if later.  Leased employees, interns, co-op students and union employees whose collective bargaining agreements do not provide for participation in the RSP Plan are not eligible to participate.

On June 28, 2013, assets from the Nicor Companies Savings Investment Plan (the “SIP Plan”) merged into the RSP Plan.  Participants in the SIP Plan became immediately eligible to participate in the RSP Plan.  These participants include employees hired at Northern Illinois Gas Company and Pivotal Home Solutions, and collectively are referred to as “Nicor participants.”

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”), which is appointed by the Company’s Board of Directors.  The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee has engaged Bank of America, N.A. (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock.  Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) serves in the role of record keeper and custodian for the RSP Plan.

Contributions
Employee Contributions.  Participants may elect to make before-tax contributions, Roth after-tax contributions, traditional after-tax contributions, or a combination thereof.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  An automatic before-tax contribution deferral of 3% of eligible compensation is generally provided for employees hired or rehired on or after January 1, 2012, when no other election is made.  The automatic enrollment will become effective on the first day of the first full pay period beginning 30 days after the eligible new employee enters the RSP Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a qualified default investment fund.  Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

Company Contributions.  Generally, on behalf of each participant who makes before–tax and/or Roth after-tax contributions, the Company will make a matching contribution each payroll period.  The Company will make a matching contribution on traditional after-tax contributions for Nicor participants.

•
Participants eligible for the legacy AGL defined benefit pension plan receive a matching contribution equal to 65% of the participant’s before-tax and Roth after-tax contributions up to 8% of the participant’s compensation.

•
Participants not eligible for the legacy AGL defined benefit pension plan, (including Nicor participants) receive a matching contribution equal to 100% of the participant’s first 3% of contributions and 75% of the participant’s next 3% of contributions.

•
For non-pension eligible participants, the Company also makes an additional non-discretionary annual contribution of 1.5% of the participant’s eligible pay, if they are an employee as of the last day of the plan year or terminated employment during the year due to death or disability, after reaching age 65 or after reaching age 55 with 10 years of service.  Nicor participants must have completed a year of service to begin receiving this contribution.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions, as well as allocations of the Company’s non-discretionary annual contribution, and RSP Plan earnings.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on their investment elections. Allocations are based on participant earnings, account balances, or specific participant transactions.  A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
A participant’s contributions and earnings thereon, and all company stock dividends, are vested immediately.  The Company’s contributions and earnings thereon are vested upon occurrence of any one of the following:

•	Completion of three years of vesting service;
•	Attainment of age 65 while employed by the Company;
•	Permanent disablement while employed by the Company;
•	Death while employed by the Company.

Partial vesting of the Company’s contributions occurs during the three years of vesting service as follows:

	(AGL Participants)	(Nicor Participants)
Years of Vesting Service	Percentage	Percentage
Completed by Employee	Vested	Vested
Less than 1 year	0%	0%
1 year	50%	0%
2 years	75%	0%
3 years	100%	100%

AGL participants must complete 1,000 hours of service during the RSP Plan year to receive a year of vesting service.  Nicor participants receive a year of vesting service on each anniversary of employment.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

Withdrawals
A participant’s traditional after-tax contributions (including earnings) may be withdrawn.  Participants also may be eligible for hardship withdrawals from their before-tax contributions and Roth after-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59½ (or has satisfied certain other criteria established in the IRC at the time of withdrawal).  Additionally, participants over age 59½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service.  If the vested account balance is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant.  For balances of more than $1,000 but not over $5,000, if participants do not choose a method of distribution, the account balance will be automatically rolled over by the RSP Plan to an individual retirement account (“IRA”) with Merrill Lynch upon separation of service. Otherwise, a participant may delay the distribution of his or her account until the date the participant reaches age 70½.

Generally, a participant’s distribution will be made in a single sum of cash.  To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).  In addition to the lump sum option, partial distributions, and monthly, quarterly, semi-annual, or annual installments of a fixed amount or period are allowed.

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s Roth contributions and traditional after-tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% federal income tax withholding.

Notes Receivable from Participants
Participants may borrow from their participant accounts.  Such borrowings represent loans to the participant and notes receivable to the Plan.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of either the limit established by the Committee or the lesser of (i) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, (ii) 50% of the participant’s vested account balance less the participant’s current outstanding loan, or (iii) 50% of the participant’s vested account balance.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years.  The currently outstanding notes receivable from participants are secured by the vested portion of the participant’s account and bear interest at fixed rates that range from 3.25% to 9.25%, based on a reasonable rate of interest, which is defined as the rate of interest that would be charged by persons in the business of lending as of the origination date.  As of December 31, 2014, this rate of interest was the prime rate plus 1%.  The interest rate remains fixed over the life of the loan and interest is computed monthly.

A participant may not have more than two loans outstanding at any time, and only one can be residential.  In the event that a participant terminates employment for any reason (or otherwise ceases to be a party-in-interest), any outstanding RSP Plan loan(s) will become due and payable in full at that time.  However, the RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

Forfeited Accounts
Any forfeited amounts resulting from employees terminating prior to completion of the vesting period may be used to reduce future Company contributions or may be applied to RSP Plan expenses incurred with respect to administering the RSP Plan.  Forfeited non-vested accounts totaled $22,231 at December 31, 2014 and $13,271 at December 31, 2013.  In 2014, the Plan used $91,788 of the forfeited non-vested account balances to decrease Company contributions.  No forfeitures were applied to RSP Plan expenses in 2014.

Administrative Expenses
Loan origination and maintenance fees associated with notes receivable from participants, overnight check service fees, and the RSP Plan’s investment advisory and shareholder servicing fees are paid by the RSP Plan and are reflected in the financial statements as administrative expenses.  Investment management fees are charged to the RSP Plan as a reduction of investment return and included in the investment income (loss) reported by the RSP Plan.  All other expenses of the RSP Plan are paid by the Company.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the RSP Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation
The RSP Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians.  See Note 4, Fair Value Measurements, for discussion of fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the RSP Plan.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the fully benefit-responsive investment contract in the collective trust from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsive contracts through a collective trust which are on a contract value basis.

Income Recognition
Purchases and sales of securities are recorded on a trade basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The RSP Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is reported on the accrual basis.  No allowance for credit loss has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the RSP Plan administrator deems the participant loan to be in default, the participant loan balance is taxed and, if the participant is eligible to receive a distribution, a benefit payment is recorded.

3.	Investments

The following presents investments that represent five percent or more of the RSP Plan’s net assets as of December 31:

	2014	2013
AGL Resources Inc. common stock	$152,474,113	$137,043,390
Vanguard Institutional Index Fund	$79,442,598	$71,020,446
Invesco Stable Value Trust (1)	$61,619,172	$67,337,543
Vanguard/Windsor II Admiral Fund	$53,128,670	$46,209,559
Harbor Capital Appreciation Institutional Fund	$45,591,471	$40,424,758
(1) Interest in the Collective Trust

Net appreciation in fair value of investments for the year ended December 31, 2014 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

AGL Resources Inc. common stock	$20,903,744
Registered investment companies	13,480,882
Total	$34,384,626

4.	Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

AGL Resources Inc. Common Stock
Shares of AGL Resources Inc. common stock are valued at the closing price per unit on each business day on the active market in which the securities are traded.

Collective Trust
The collective trust provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: i) the expected future cash flows for each contract discounted to present value, ii) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and iii) the value of wrap contracts, if any.  The fair value of participation units in the collective trust are based on the net asset value of the fund, after adjustments to reflect all funds at fair value, as reported in the audited financial statements of the fund.  The fund generally provides for daily redemptions at reported net asset value per share with no advance notification requirements.  The overall fair value of the collective trust is based on significant observable inputs and is categorized in Level 2.

Registered Investment Companies
Registered Investment Companies are valued at the net asset value of shares held by the RSP Plan each business day.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

The fair value of the RSP Plan’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs as of December 31, 2014 and 2013.  There were no Level 3 inputs at December 31, 2014 and 2013.  There were no transfers between Level 1 and Level 2 during 2014.

	Level 1	Level 2	Total
December 31, 2014
AGL Resources Inc. common stock	$152,474,113	$-	$152,474,113
Registered investment companies:
Domestic equity	221,988,395	-	221,988,395
International equity	78,362,500	-	78,362,500
Asset allocation	75,310,187	-	75,310,187
Fixed income	47,212,566	-	47,212,566
Collective trust	-	61,619,172	61,619,172
Total investments at fair value	$575,347,761	$61,619,172	$636,966,933

	Level 1	Level 2	Total
December 31, 2013
AGL Resources Inc. common stock	$137,043,390	$-	$137,043,390
Registered investment companies:
Domestic equity	201,785,444	-	201,785,444
International equity	77,083,445	-	77,083,445
Asset allocation	63,458,580	-	63,458,580
Fixed income	41,986,785	-	41,986,785
Collective trust	-	67,337,543	67,337,543
Total investments at fair value	$521,357,644	$67,337,543	$588,695,187

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA.  In the event of the RSP Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

6.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2014, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC.  The RSP Plan has been amended since the IRS has made its determination.  The RSP Plan administrator and tax counsel believe that the RSP Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC; and therefore believe the RSP Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires RSP Plan management to evaluate tax positions taken by the RSP Plan and recognize a tax liability (or asset) if the RSP Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The RSP Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The RSP Plan’s management believes it is no longer subject to income tax examinations for years prior to 2011.

7.	Transfers Out to Other Plan

When the employment status of a participant changes to a position covered by a collective bargaining agreement that participates in the Nicor Gas Thrift Plan (“Thrift Plan”), eligibility for participation shifts from the RSP Plan to the Thrift Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  Amounts transferred from the RSP Plan to the Thrift Plan were $29,150 for the year ended December 31, 2014.

8.	Transfers In from Other Plan

When the employment status of a participant changes from a position covered by a collective bargaining agreement that participates in the Thrift Plan to becoming eligible for the RSP Plan, eligibility for participation shifts from the Thrift Plan to the RSP Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  Amounts transferred from the Thrift Plan to the RSP Plan were $1,342,934 for the year ended December 31, 2014.

9.	Related Party Transactions and Party-In-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.

The RSP Plan allows participants to direct investments in the AGL Resources Inc. common stock.  In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  The Company pays directly any other fees related to the Plan’s operations.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

At December 31, 2014 and 2013, the RSP Plan held 2,797,177 and 2,901,617 shares, respectively, of common stock of AGL Resources Inc., with a fair value of $152,474,113 and $137,043,390, respectively.  The Plan recorded dividend income of $4,807,168 in 2014 related to AGL Resources Inc. common stock.

10.	Risks and Uncertainties

The RSP Plan invests in various investment securities, including the Company’s common stock.  Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11.	Non-Exempt Transactions

During 2013, the Company did not remit $503 of employee withholdings within the appropriate time period. The Company remitted the employee withholdings and lost earnings in 2014.

12.	Subsequent Events

The Plan administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

13.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per the financial statements	$650,234,701	$600,622,853
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,082,404	814,877
Net assets available for benefits per the Form 5500	$651,317,105	$601,437,730

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements

The following is a reconciliation of the net increase before transfers in from other plans per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase per the financial statements	$48,298,064
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
2014	1,082,404
2013	(814,877)
Net increase per the Form 5500	$48,565,591

Supplemental Schedules

AGL Resources Inc.
Retirement Savings Plus Plan
Schedule H, line 4(a) – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014 (EIN No. 58-2210952 / Plan Number 003)

Participant
contributions
transferred late to
Plan	Total that constitute nonexempt prohibited transactions
Check here if late				Total fully
participant loan		Contributions	Contributions	corrected under
repayments are	Contributions not	corrected outside	pending correction	VFCP and PTE
included: ☑	corrected	VFCP	in VFCP	2002-51

$ 503

AGL Resources Inc.
Retirement Savings Plus Plan
Schedule H, line 4(i) – Schedule of Assets (Held at end of Year)
As of December 31, 2014 (EIN No. 58-2210952 / Plan Number 003)

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost**	value
*	AGL Resources Inc	Common Stock		$152,474,113
	Invesco Stable Value Trust	Collective trust		61,619,172
	Money Market Fund	Registered investment company		13,855
	American Euro Pacific	Registered investment company		27,681,212
	Dodge & Cox International ST	Registered investment company		9,904,034
	Eagle Small Cap Growth FD CL 1	Registered investment company		19,430,269
	Harbor Cap Appreciation Instl Fund	Registered investment company		45,591,471
	Pimco Total Return Port. Instl	Registered investment company		24,145,375
	Vanguard 2010 Target Retirement	Registered investment company		1,953,696
	Vanguard 2015 Target Retirement	Registered investment company		6,127,357
	Vanguard 2020 Target Retirement	Registered investment company		10,206,746
	Vanguard 2025 Target Retirement	Registered investment company		29,234,839
	Vanguard 2030 Target Retirement	Registered investment company		7,194,204
	Vanguard 2035 Target Retirement	Registered investment company		5,438,039
	Vanguard 2040 Target Retirement	Registered investment company		5,529,054
	Vanguard 2045 Target Retirement	Registered investment company		3,479,885
	Vanguard 2050 Target Retirement	Registered investment company		4,043,729
	Vanguard 2055 Target Retirement	Registered investment company		241,707
	Vanguard 2060 Target Retirement	Registered investment company		83,142
	Vanguard Developed Markets	Registered investment company		10,143,621
	Vanguard Extend Market Index Fund	Registered investment company		30,633,633
	Vanguard Institutional Index Fund	Registered investment company		79,442,598
	Vanguard Target Income Retirement	Registered investment company		1,777,789
	Vanguard Total Bond Market	Registered investment company		23,053,336
	Vanguard/Windsor II Admiral Fund	Registered investment company		53,128,670
	Victory Integrity Small Cap Y	Registered investment company		24,395,387
*	Participant Loans	3.25% to 9.25%	-0-	13,026,673

	Total			$649,993,606

* Denotes party-in-interest investment.
** Cost information not required for participant-directed accounts under an individual account plan.

SIGNATURE

The RSP Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 25, 2015	/s/ Bryan E. Seas
Senior Vice President and Chief Accounting Officer; Member of the Administrative Committee, Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of BDO USA, LLP